EXHIBIT 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Six Months Ended June 30, 2002

(millions)
Earnings, as defined:
Income before cumulative effect of a change in accounting principle	$416
Income taxes	142
Fixed charges, included in the determination of net income, as below	166
Amortization of capitalized interest	1
Distributed income of independent power investments	46
Less: Equity in earnings of independent power investments	32

Total earnings, as defined	$739

Fixed charges, as defined:
Interest charges	$160
Rental interest factor	5
Fixed charges included in nuclear fuel cost	1

Fixed charges, included in the determination of net income	166
Capitalized interest	39

Total fixed charges, as defined	$205

Ratio of earnings to fixed charges	3.60